Beacon Federal Bancorp, Inc.
                            5000 Brittonfield Parkway
                          East Syracuse, New York 13057
                              Phone: (315) 433-0111
                               Fax: (315) 431-9514


August 7, 2007

VIA FACSIMILE AND EDGAR
-----------------------
(202) 772-9208

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re: Beacon Federal Bancorp, Inc. (Registration Number 333-143522) Request for Acceleration of Effectiveness
                  -----------------------------------------

Ladies and Gentlemen:

     On behalf of Beacon Federal Bancorp, Inc. (the "Company"), we hereby request that the Company's Registration Statement on Form S-1 be declared effective on August 10, 2007, at 12:00 p.m., or as soon thereafter as is practicable.

     The Company hereby acknowledges that:

     o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                 Very truly yours,

                                                 /s/ Darren T. Crossett

                                                 Darren T. Crossett
                                                 Senior Vice President